Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2013	2012
Revenue	$534,873	$559,745
Cost of sales excluding depletion, depreciation and amortization	(230,741)	(191,842)
Gross margin	304,132	367,903
Depletion, depreciation and amortization	(96,123)	(87,769)
Mine operating earnings	208,009	280,134

Expenses
General and administrative	(36,713)	(33,063)
Exploration and evaluation	(6,923)	(13,167)
Equity earnings from associate (Note 9)	133	10,943
Other operating expenses	(2,144)	(9,010)
Operating earnings	162,362	235,837
Finance income (Note 18)	3,575	744
Finance expense (Note 18)	(10,648)	(12,388)
Net finance expense	(7,073)	(11,644)
Earnings before taxes	155,289	224,193
Income tax expense (Note 21)	(53,193)	(54,168)
Net earnings attributable to Yamana equity shareholders	$102,096	$170,025

Net earnings per share
Basic	0.14	0.23
Diluted	0.14	0.23

Weighted average number of shares outstanding (Note 14(b))
Basic	752,332	745,891
Diluted	753,609	747,552

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars, unaudited)	2013	2012
Net earnings attributable to Yamana equity shareholders	$102,096	$170,025

Other comprehensive income (loss), net of taxes (Note 15(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in unrealized losses on available-for-sale securities	1,028	(4,091)
- Net change in fair value of hedging instruments	(7,530)	12,235
Total other comprehensive (loss) income	(6,502)	8,144
Total comprehensive income attributable to Yamana equity shareholders	$95,594	$178,169

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars, unaudited)	2013	2012
Operating activities
Earnings before taxes	$155,289	$224,193
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	96,123	87,769
Share-based payments (Note 16)	3,153	5,834
Decommissioning, restoration and similar liabilities paid	(609)	(645)
Equity earnings from associate (Note 9)	(133)	(10,943)
Finance income (Note 18)	(3,575)	(744)
Finance expense (Note 18)	10,648	12,388
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices (Note 20(c))	10,920	(26,083)
Gain on sale of available-for-sale securities	—	(3,924)
Impairment of assets	5,357	13,477
Other non-cash operating expenses	14,513	(2,856)
Cash distributions from associate (Note 9)	4,624	—
Income taxes paid	(82,091)	(78,049)
Cash flows generated from operations before non-cash working capital	214,219	220,417
Net change in non-cash working capital (Note 22(b))	(40,418)	67,485
Cash flows from operating activities	$173,801	$287,902
Investing activities
Acquisition of property, plant and equipment	$(239,465)	$(256,886)
Proceeds from disposition of royalties (Note 6(i))	8,730	—
Acquisition of available-for-sale securities	—	(725)
Acquisition of other assets	(46,937)	—
Interest income received	492	557
Proceeds from other assets and investments	1,728	881
Cash flows used in investing activities	$(275,452)	$(256,173)
Financing activities
Dividends paid (Note 14(c))	$(48,875)	$(36,922)
Issue of common shares upon exercise of options and warrants	—	103
Interest and other finance expenses paid	(5,789)	(13,368)
Repayment of notes payable and long-term liabilities (Note 13)	—	(167,632)
Proceeds of notes payable and long-term liabilities (Notes 11(i), 11(iii) and 13)	149,014	500,000
Cash flows from financing activities	$94,350	$282,181
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	303	3,229
(Decrease) increase in cash and cash equivalents	$(6,998)	$317,139
Cash and cash equivalents, beginning of period	349,594	550,438
Cash and cash equivalents, end of period	$342,596	$867,577
Cash and cash equivalents are comprised of the following:
Cash at bank	$326,904	$697,003
Bank term deposits	$15,692	$170,574
Total	$342,596	$867,577

Supplementary cash flow information (Note 22).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT

(In thousands of United States Dollars, unaudited)	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$342,596	$349,594
Trade and other receivables	97,952	175,297
Inventories (Note 5)	236,691	230,216
Other financial assets (Note 6)	4,883	4,516
Other assets (Note 7)	132,038	164,530
	814,160	924,153
Non-current assets:
Property, plant and equipment (Note 8)	10,395,348	10,276,071
Investment in associates (Note 9)	215,253	219,744
Investments (Note 10)	21,640	20,480
Other financial assets (Note 6)	4,887	14,691
Deferred tax assets	106,967	124,843
Goodwill and intangibles	98,846	98,514
Other assets (Note 7)	149,763	121,667
Total assets	$11,806,864	$11,800,163

Liabilities
Current liabilities:
Trade and other payables	$439,104	$522,932
Income taxes payable	22,373	103,490
Other financial liabilities (Note 11)	65,663	13,790
Other provisions and liabilities (Note 12)	25,774	28,807
	552,914	669,019
Non-current liabilities:
Long-term debt (Note 13)	860,509	765,912
Decommissioning, restoration and similar liabilities	202,085	215,695
Deferred tax liabilities	2,057,946	2,072,741
Other financial liabilities (Note 11)	112,496	109,133
Other provisions and liabilities (Note 12)	108,018	105,785
Total liabilities	$3,893,968	$3,938,285

Equity
Share capital (Note 14)
Issued and outstanding common shares	6,307,133	6,304,801
Reserves (Note 15(b))	2,734	7,261
Retained earnings	1,556,229	1,503,016
Equity attributable to Yamana shareholders	$7,866,096	$7,815,078
Non-controlling interest (Note 17)	46,800	46,800
Total equity	7,912,896	7,861,878
Total equity and liabilities	$11,806,864	$11,800,163

Contractual commitments and contingencies (Notes 24 and 25).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31

(In thousands of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity

Balance at January 1, 2012	$6,209,136	$16,767	$(6,091)	$(15,956)	$(5,280)	$1,240,867	$7,444,723	$46,800	$7,491,523
Net earnings	—	—	—	—	—	170,025	170,025	—	170,025
Other comprehensive income (loss), net of income tax (Note 15(a))	—	—	12,235	(4,091)	8,144	—	8,144	—	8,144
Transactions with owners
Exercise of stock options and share appreciation rights (Note 16(a))	245	(142)	—	—	(142)	—	103	—	103
Issued on vesting of restricted share units (Note 16(c))	2,251	(2,251)	—	—	(2,251)	—	—	—	—
Restricted share units issued (Note 16(a)(c))	—	3,176	—	—	3,176	—	3,176	—	3,176
Dividends (Note 14(c))	—	—	—	—	—	(40,649)	(40,649)	—	(40,649)
Balance at March 31, 2012	$6,211,632	$17,550	$6,144	$(20,047)	$3,647	$1,370,243	$7,585,522	$46,800	$7,632,322

Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net earnings	—	—	—	—	—	102,096	102,096	—	102,096
Other comprehensive income (loss), net of income tax (Note 15(a))	—	—	(7,530)	1,028	(6,502)	—	(6,502)	—	(6,502)
Transactions with owners
Exercise of stock options and share appreciation rights (Note 16(a))	127	(24)	—	—	(24)	—	103	—	103
Issued on vesting of restricted share units (Note 16(c))	2,205	(2,205)	—	—	(2,205)	—	—	—	—
Restricted share units issued (Note 16(a)(c))		4,204	—	—	4,204	—	4,204	—	4,204
Dividends (Note 14(c))	—	—	—	—	—	(48,883)	(48,883)	—	(48,883)
Balance at March 31, 2013	$6,307,133	$24,106	$(22,180)	$808	$2,734	$1,556,229	$7,866,096	$46,800	$7,912,896

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 (WITH COMPARATIVES AS AT DECEMBER 31, 2012 AND THREE-MONTH PERIOD ENDED MARCH 31, 2012)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian publicly-listed gold producer engaged in gold and other precious metals mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production and other precious metals, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, Royal Bank Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), The New York Stock Exchange (Symbol: AUY) and The London Stock Exchange (Symbol: YAU).

The Condensed Consolidated Interim Financial Statements of the Company as at and for the period ended March 31, 2013 comprise the Company, its subsidiaries, the Company’s interest in its associate Alumbrera and its joint operation, Agua De La Falda ("ADLF").

The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile, Argentina and Mexico. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels.  Cash flow and profitability of operations are affected by various factors including levels of production, inflation rates, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities.  Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely.  The Company seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a)	STATEMENT OF COMPLIANCE

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on April 30, 2013.

(b)	BASIS OF PREPARATION AND PRESENTATION

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the consolidated balance sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

The Condensed Consolidated Interim Financial Statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c)	BASIS OF CONSOLIDATION

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in ADLF, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 17). All inter-company transactions and balances, revenue and expenses are eliminated on consolidation.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The Consolidated Condensed Interim Financial Statements include the Company’s proportionate share of its 50% interest in Aguas Frias S.A’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The Consolidated Condensed Interim Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera"), which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Profits are debited to the equity investment and cash distributions received are credited to the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associates are not eliminated in the Consolidated Condensed Interim Financial Statements.

The Company does not have any material off-balance sheet arrangements, except as noted in Contractual Commitments (Note 24).

3.     SIGNIFICANT ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company's 2012 Consolidated Annual Financial Statements.

The accounting policy summarized below has been disclosed for purposes of clarification and is not a change in accounting policy, it has been applied in all material respects in preparing the Condensed Consolidated Interim Financial Statements.

Property, Plant and Equipment: Exploration and Evaluation Assets

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost, if management determines that probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that is either not project-specific or does not result in the acquisition of mineral properties are considered greenfield expenditures and charged to operations. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)	acquiring the rights to explore;

(ii)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

(iii)	determining the optimal methods of extraction and metallurgical and treatment processes;

(iv)	studies related to surveying, transportation and infrastructure requirements;

(v)	permitting activities; and

(vi)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when the related project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development. At that time, the property and the related costs are reclassified as part of the development costs of a depletable producing property and are capitalized until the assets are determined to be impaired. Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Reclassification or transfer of carrying amounts of mineral resources and exploration potential is the result of the conversion of the categories of mining properties upon technical feasibility and commercial viability of extracting the mineral resources being demonstrated.

The Company reviews and evaluates its exploration and evaluation assets for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. These recent accounting pronouncement should be read in conjunction with the Company's 2012 Consolidated Annual Financial Statements as there has been no change from last year. The following new standards have been adopted effective January 1, 2013:

(i)
IFRS 10 Consolidated Financial Statements - the Standard has no significant impact on the Company. The Company concluded that it continues to have control, as defined by IFRS 10, over Agua de la Falda.

(ii)
IFRS 11 Joint Arrangements - the Company concluded that the current treatment of Agua Fria is consistent with IFRS 11 treatment of accounting for the underlying assets and liabilities line-by-line in relation to its 50% interest in the assets, liabilities, revenues and expenses of Agua Fria.

(iii)	IFRS 12 Disclosure of Interests in Other Entities - the Standard has no significant impact on the Company.

(iv)	IAS 27 Consolidated and Separate Financial Statements - the Standard has no significant impact on the Company.

(v)	IAS 28 Investments in Associates and Joint Ventures - the Standard has no significant impact on the Company.

(vi)	IFRS 13 Fair Value Measurement - the Standard has no significant accounting impact on the Company given the existing asset and liability mix of the Company to which fair value accounting applies.

(vii)
IAS 1 Presentation of Financial Statements - the Company has revised the presentation of the Condensed Consolidated Interim Statements of Comprehensive Income to disclose items that may or may not be reclassified subsequently to profit or loss.

(viii)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - the Company is in compliance with the previous Canadian GAAP EIC-160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The Company has assessed all the open-pit mining operations and reclassified the asset balance that resulted from stripping activity undertaken during the production phase as a part of an existing asset to which the stripping activity related. For each of asset balances, there is an identifiable component of the ore body with which the predecessor stripping asset can be associated.

(ix)	IFRS 9 Financial Instruments - the Company will assess the impact of this Standard closer to its implementation date for years beginning January 1, 2015.

5.    INVENTORIES

	March 31, 2013	December 31, 2012
Product inventories	$59,026	$48,967
Metal in circuit and gold in process	38,246	41,627
Ore stockpiles	52,245	58,787
Materials and supplies	87,174	80,835
	$236,691	$230,216

The amount of inventories recognized as an expense during the period ended March 31, 2013, was $230.7 million (2012 - $191.8 million) and is included in cost of sales.

6.    OTHER FINANCIAL ASSETS

	March 31, 2013	December 31, 2012
Derivative related assets (Note 20(a))	$5,157	$4,581
Other	4,613	4,626
Deferred consideration receivable (i)	—	10,000
	$9,770	$19,207

Current	4,883	4,516
Non-current	4,887	14,691
	$9,770	$19,207

(i)
On February 28, 2013, the Company sold two net smelter royalties and a mining royalty to Premier Royalty Inc. for a total consideration of $9.6 million. The amount paid consisted of: $8.7 million in cash, 387,096 common shares valued at $0.6 million and 500,000 common shares purchase warrants exercisable at $2.50 per share until February 28, 2016 with a total value of $0.3 million.

7.    OTHER ASSETS

	March 31, 2013	December 31, 2012
Tax credits receivables (i)	$168,604	$209,195
Advances and deposits	67,691	60,555
Other long-term advances	36,858	7,497
Income taxes receivable	8,648	8,950
	$281,801	$286,197

Current	132,038	164,530
Non-current	149,763	121,667
	$281,801	$286,197

(i) Tax credits receivable consist of South American sales taxes which are recoverable against other taxes payable and value added tax.

8.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depreciation (i)	Mining property costs not subject to depreciation (ii) (iii) (iv)	Land, building, plant & equipment (v)	Total
Cost, January 1, 2012	$3,050,039	$5,848,904	$1,330,041	$10,228,984
Additions	275,103	1,090,782	237,316	1,603,201
Transfers and other non-cash movements	195,442	(322,447)	141,603	14,598
Change in decommissioning, restoration & similar liabilities	33,287	(937)	5	32,355
Disposals	(410)	(20,844)	(1,122)	(22,376)
Cost, December 31, 2012	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	66,669	128,140	45,748	240,557
Transfers and other non-cash movements	233,222	(245,642)	5,928	(6,492)
Change in decommissioning, restoration & similar liabilities	(2,794)	—	—	(2,794)
Disposals	—	(115)	(3,944)	(4,059)
Cost, March 31, 2013	$3,850,558	$6,477,841	$1,755,575	$12,083,974

Accumulated depreciation and impairment, January 1, 2012	$800,519	$—	$389,035	$1,189,554
Depreciation for the year	243,721	—	140,123	383,844
Impairment charges	200	—	7,093	7,293
Accumulated depreciation and impairment, December 31, 2012	$1,044,440	$—	$536,251	$1,580,691
Depreciation for the period	65,888	—	42,088	107,976
Disposal	—	—	(41)	(41)
Accumulated depreciation and impairment, March 31, 2013	$1,110,328	$—	$578,298	$1,688,626

Carrying value, December 31, 2012	$2,509,021	$6,595,458	$1,171,592	$10,276,071
Carrying value, March 31, 2013	$2,740,230	$6,477,841	$1,177,277	$10,395,348

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	March 31, 2013	December 31, 2012
Balance, beginning of the period	$128,988	$94,192
Additions	20,268	38,931
Amortization	(865)	(4,135)
Balance, end of period	$148,391	$128,988

(ii) At the beginning of the year the Company changed the presentation of the Property, Plant and Equipment note in its financial statements. The two asset categories: Assets under construction and Tangible exploration & evaluation assets (as was shown in the 2012 Consolidated Annual Financial Statements) have now been combined into one category called: Mining property costs not subject to depreciation.

This was not a change in accounting policy nor was there any impact on the Condensed Consolidated Interim Statement of Operations. This change was made for a more relevant presentation of the Company's property, plant and equipment.

(iii) During the period ended March 31, 2013, the Company capitalized $9.8 million (December 31, 2012 - $30.3 million) of interest costs for assets under construction. A weighted average capitalization rate of 4.8% (December 31, 2012 - 5.5%) was used to determine the amount of borrowing costs eligible for capitalization.

(iv) Assets not subject to depreciation include: capitalized reserve and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites.

Mineral property costs not subject to deprecation are composed of the following:

	March 31, 2013	December 31, 2012
Projects not in production	$2,273,407	$2,275,714
Exploration potential	3,216,712	3,469,324
Assets under construction	987,722	850,420
Total	$6,477,841	$6,595,458

(v) Included in land, building, plant and equipment is $67.8 million of land which are not subject to depreciation (December 31, 2012 - $67.0 million).

9.    INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition.

Summarized financial information is as follows:

	March 31, 2013	December 31, 2012
Current assets	$825,677	$886,450
Non-current assets	730,350	615,717
Total assets	1,556,027	1,502,167
Current liabilities	265,303	283,388
Non-current liabilities	193,478	144,209
Total liabilities	458,781	427,597
Net assets	$1,097,246	$1,074,570

Company’s share of net assets of associate (12.5%)	$137,156	$134,321

	March 31, 2013	March 31, 2012
Company’s share of total revenues (12.5%) for the period	$30,885	$46,135
Company’s share of earnings (12.5%) for the period	$133	$10,943

	March 31, 2013	December 31, 2012
Balance, beginning of the period	$219,744	$169,102
Equity in earnings	133	50,642
Cash distributions	(4,624)	—
Balance, end of period	$215,253	$219,744

During the period the Company received a loan from Minera Alumbrera Ltd. of $43.8 million (Note 11(i)).

10.    INVESTMENTS

			March 31, 2013				December 31, 2012
Available-for-sale Securities	% (i)	Cost	Fair Value	Cumulative gain (losses) in AOCI	% (i)	Cost	Fair Value	Cumulative losses in AOCI
Aura Minerals Inc. (“Aura”)	19.2%	$13,511	$15,121	$1,610	19.2%	$13,511	$13,511	$—
Other		7,321	6,519	(802)		7,189	6,969	(220)
Total		$20,832	$21,640	$808		$20,700	$20,480	$(220)

(i)	% ownership on an undiluted basis.

Available-for-sale (“AFS”) financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. As at March 31, 2013, after management's review and based on objective evidence, an impairment of $0.4 million (2012 - $67.7 million) was recognized in the consolidated statement of operations, which represents the difference between the carrying value and the fair market value on certain available-for-sale securities.

11.    OTHER FINANCIAL LIABILITIES

	March 31, 2013	December 31, 2012
Loan from Alumbrera (i)	$43,750	—
Derivative related liabilities (Note 20(a))	35,889	27,284
Royalty payable (ii)	14,711	15,134
Severance accrual	27,072	25,401
Deferred Share Units liability (Note 16(b))	33,535	35,219
Deferred consideration on acquisition of mineral interests	17,545	19,492
Loan from Brazilian bank (iii)	4,000	—
Other	1,657	393
	$178,159	$122,923

Current	65,663	13,790
Non-current	112,496	109,133
	$178,159	$122,923

(i)	On January 23, 2013, the Company received an unsecured loan from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in one year. No repayments were made during the period.

(ii)
The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)	On March 20, 2013, the Company received a loan of $4.0 million from a bank in Brazil that bears interest at a rate of 0.8% and matures in one year. No repayments were made during the period.

12.    OTHER PROVISIONS AND LIABILITIES

	March 31, 2013	December 31, 2012
Withholding taxes (i)	$81,630	$81,170
Provision for silicosis (ii)	12,340	11,502
Other liabilities	39,822	41,920
	$133,792	$134,592

Current	25,774	28,807
Non-current	108,018	105,785
	$133,792	$134,592

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.6 million (December 31, 2012 - $81.2 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $12.3 million as at March 31, 2013 (December 31, 2012 - $11.5 million). The increase of $0.8 million in the year relates to a increase in the expected amount of future payment and also the impact of the foreign exchange rate of this Brazilian-Real denominated liability. There were no payments made during the period (2012 - $nil).

13.    LONG-TERM DEBT

	March 31, 2013	December 31, 2012
$270 million senior debt notes (a)	$269,293	$269,206
$500 million senior debt notes (b)	496,856	496,706
$750 million revolving facility (c)	94,360	—
Long-term portion (i)	$860,509	$765,912

(i)	Balances are net of transaction costs of $9.5 million net of amortization (December 31, 2012 - $4.1 million).

(a)	Senior debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(b)	Senior debt notes for a total of $500.0 million are unsecured and comprised of four series of notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(c)	On February 28, 2013, the Company refinanced its revolving facility of $750.0 million. The following summarizes the terms in respect to this facility:

•	The credit facility is unsecured and has a maturity date of February 28, 2018.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.5% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization. The effective interest rate as at March 31, 2013 was 1.66%.

•	Undrawn amounts are subject to a commitment fee of 0.30% to 0.55% per annum depending upon the Company’s leverage ratio.

The following is a schedule of long-term debt principal repayments:

Senior debt notes
2013	$—
2014	15,000
2015	—
2016	73,500
2017	—
2018 and thereafter	781,500
$870,000

14.    SHARE CAPITAL

(a)	COMMON SHARES ISSUED AND OUTSTANDING

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding as at March 31, 2013 (2012: none).

	March 31, 2013		March 31, 2012
	Number of		Number of
Issued and fully paid - 752,406,692 common shares	common shares		common shares
(December 31, 2012 - 752,222,459 shares):	(000’s)	Amount	(000’s)	Amount
Balance, beginning of period	752,222	$6,304,801	745,774	$6,209,136
Exercise of options and share appreciation rights (i)	9	127	20	245
Issued on vesting of restricted share units (Note 16(c))	176	2,205	182	2,251
Balance, end of period	752,407	$6,307,133	745,976	$6,211,632

(i)
During the period ended March 31, 2013, the Company issued 0.009 million shares (March 31, 2012 - 0.02 million shares) to optionees on the exercise of their share options for cash proceeds of $nil (March 31, 2012 - $0.1 million). Previously recognized share-based payment in the amount of $0.1 million (March 31, 2012 — $0.1 million) on the options exercised was added to share capital with a corresponding decrease to equity reserve.

(b)	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING FOR EARNINGS PER SHARE CALCULATION

	March 31, 2013	March 31, 2012
Weighted average number of common shares	752,332	745,891
Weighted average number of dilutive restricted share units	1,052	1,048
Weighted average number of dilutive stock options	225	613
Dilutive weighted average number of common shares	753,609	747,552

Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended March 31, 2013 were 0.9 million (March 31, 2012 — nil).

(c)	DIVIDENDS PAID AND DECLARED

	March 31, 2013	March 31, 2012
Dividend paid during the period	$48,875	$36,922
Dividend declared in respect of the period	$48,883	$40,649
Dividend paid during the period (per share)	$0.065	$0.050
Dividend declared in respect of the period (per share)	$0.065	$0.055

15.    OTHER COMPREHENSIVE INCOME AND RESERVES

(a)	OTHER COMPREHENSIVE INCOME

	March 31, 2013	March 31, 2012
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$1,028	$48
Tax impact	—	—
Reclassification of gains recorded in earnings	—	(4,139)
	1,028	(4,091)
Net change in fair value of hedging instruments
Change in fair value	(8,503)	16,454
Tax impact	973	(4,219)
	(7,530)	12,235
Other comprehensive (loss) income attributable to equity shareholders	$(6,502)	$8,144

(b)	RESERVES

	March 31, 2013	December 31, 2012
Equity reserve
Balance, beginning of period	$22,131	$16,767
Exercise of stock options and share appreciation	(24)	(2,387)
Issue of restricted share units	4,204	14,090
Transfer of restricted share units to share capital on vesting	(2,205)	(9,923)
Issued on acquisition of mineral interests	—	3,584
Balance, end of period	$24,106	$22,131

Hedging reserve
Balance, beginning of period	$(14,650)	$(6,091)
Net change in fair value of hedging instruments (i)	(7,530)	(8,559)
Balance, end of period	$(22,180)	$(14,650)

Available-for-sale reserve
Balance, beginning of period	$(220)	$(15,956)
Change in fair value of available-for-sale securities (ii)	1,028	(11,916)
Reclassification of losses on available-for-sale securities to earnings (iii)	—	27,652
Balance, end of period	$808	$(220)
Total reserve balance, end of period	$2,734	$7,261

(i)	Net of tax expense of $1.0 million (2012 - tax recovery of $4.9 million).

(ii)	Net of tax expense of $nil (2012 - $nil).

(iii)	Net of tax expense of $nil (2012 - $nil).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the consolidated statement of operations when the hedged transaction impacts the consolidated statement of operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the consolidated statement of operations.

16.    SHARE-BASED PAYMENTS

The total compensation costs relating to share-based payments for the period ended March 31, 2013 were $3.2 million (March 31, 2012 - $5.8 million) and is comprised of the following:

	March 31, 2013	March 31, 2012
Equity-settled plans	$4,204	$3,176
Cash-settled plans	(1,051)	2,658
Total expense recognized as compensation expense	$3,153	$5,834

	March 31, 2013	December 31, 2012

Total carrying amount of liabilities for cash-settled arrangements (Note 11)	$33,535	$35,219

(a)    STOCK OPTIONS

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2012 - 24.9 million). Options granted under the share option component of the Share Incentive Plan vest over three years and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	March 31, 2013		March 31, 2012
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of period	1,539	$18.53	1,532	$9.90
Exercised	(8)	10.53	(19)	5.43
Outstanding, end of period	1,531	$18.57	1,513	$9.96
Exercisable, end of period	1,531	$18.57	1,513	$9.96

The weighted average share price at date of exercise for the period ended March 31, 2013 was $17.15 (March 31, 2012 - $17.39).

Stock options outstanding and exercisable as at March 31, 2013 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	26	1.62	26	1.62
$9.00-$12.99	591	1.14	591	1.14
$17.00-$19.99	271	1.39	271	1.39
$23.00-$26.99	590	2.12	590	2.12
$33.00-$33.99	53	3.54	53	3.54
Total	1,531	1.65	1,531	1.65

(b)    DEFERRED SHARE UNITS (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	March 31, 2013	March 31, 2012
	Number of DSU (000’s)	Number of DSU (000’s)
Outstanding, beginning of period	2,029	1,494
Granted	124	127
Outstanding and exercisable, end of period	2,153	1,621

The value of the DSU as at March 31, 2013 was $33.5 million (December 31, 2012 - $35.2 million). In the period ended March 31, 2013, the Company recorded mark-to-market gain of $3.1 million (March 31, 2012 — loss of $0.7 million) which is included in other operating expenses. Expenses of $2.0 million (March 31, 2012 - $2.0 million) were recognized for DSU granted during the period.

(c)    RESTRICTED SHARE UNITS (“RSU”)

RSU are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants. From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	March 31, 2013	March 31, 2012
	Number of RSU (000’s)	Number of RSU (000’s)
Outstanding, beginning of period	2,283	1,965
Granted	47	39
Vested and converted to common shares	(175)	(182)
Forfeited	—	(10)
Outstanding, end of period	2,155	1,812

In the period ended March 31, 2013, the Company credited $2.2 million (March 31, 2012 - $2.3 million) to share capital in respect of RSU that vested during the year and granted 47,013 RSU (March 31, 2012 - 39,137 RSU) with a weighted average grant date fair value of Cdn$17.59 (March 31, 2012 - Cdn$15.71). The expense for the period ended March 31, 2013 of $4.2 million (March 31, 2012 - $3.2 million) is included in general and administrative expenses.  The fair value of RSU as at March 31, 2013 was $17.3 million (March 31, 2012 - $12.1 million).

17.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

	March 31, 2013	December 31, 2012
Agua De La Falda S.A.	$46,800	$46,800

18.    FINANCE INCOME AND EXPENSE

	March 31, 2013	March 31, 2012
Net foreign exchange gain	$3,079	$—
Interest income	496	744
Finance income	$3,575	$744

Unwinding of discounts on provisions	$(3,934)	$(2,044)
Net foreign exchange loss	—	(5,968)
Realized loss on interest rate swaps	—	(653)
Unrealized loss on derivatives	—	(283)
Interest expense on long-term debt (i)	(1,021)	—
Bank, financing fees and other	(5,693)	(3,440)
Finance expense	$(10,648)	$(12,388)
Net finance expense	$(7,073)	$(11,644)

(i)
Some of the interest expense on long-term debt was capitalized to qualifying assets which include construction or development projects. The interest capitalized during the period was $9.8 million (March 31, 2012 - $7.2 million).

The above finance income and finance expense include the following interest income and expense in respect of assets and liabilities not recorded at fair value:

	March 31, 2013	March 31, 2012
Total interest income on financial assets	$3,575	$744
Total interest expense on financial liabilities	$(10,648)	$(11,452)

19.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 13) continue to be as follows:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at March 31, 2013, the Company has met all of the externally imposed financial covenants.

20.    FINANCIAL INSTRUMENTS

(a)    Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, long-term note receivable, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at March 31, 2013, there were no embedded derivatives requiring separate accounting other than concentrate sales.

Fair value of derivatives
The following table summarizes the fair value of derivative related assets:

	March 31, 2013	December 31, 2012
Currency contracts
Forward contracts (Note 6)	$5,157	$4,581
Less: Current portion	(4,883)	(4,516)
Non-current portion	$274	$65

The following table summarizes the fair value of components of derivative related liabilities:

	March 31, 2013	December 31, 2012
Currency contracts
Forward contracts (Note 11)	$35,889	$27,284
Less: Current portion	(10,119)	(5,313)
Non-current portion	$25,770	$21,971

The following table summarizes unrealized derivative losses:

	March 31, 2013	March 31, 2012
Hedge effectiveness
Interest rate contracts	$—	$(283)
	$—	$(283)

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized gains in the amount of $1.3 million (March 31, 2012 — $6.6 million) with respect to currency derivative contracts.

The Company entered into forward contracts to hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales during the period. Included in sales are realized gains in the amount of $2.3 million (March 31, 2012 — realized losses of $9.3 million) in respect of commodity contracts settled during the period. There are no outstanding contracts as at March 31, 2013.

The interest rate swaps had been accounted for as a cash flow hedge with the effective portion of the hedge of $nil for the period ended March 31, 2013 (March 31, 2012 - $0.8 million gains) recorded in other comprehensive income. Included in finance expenses are realized losses in the amount of $nil (March 31, 2012 — $0.7 million) with respect to the interest rate swaps. No interest rate swap contracts are outstanding as at March 31, 2013.

The hedging reserve net balance as at March 31, 2013 is negative $22.2 million (December 31, 2012 — negative $14.7 million), of that the Company estimates that approximately $10.8 million of net losses (December 31, 2012 - $0.2 million net gains) will be reclassified to earnings over the next twelve months and after twelve months, $11.4 million of net losses (December 31, 2012 - $14.9 million net losses) will be reclassified from the hedging reserve to earnings.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 15):

	March 31, 2013	March 31, 2012
Effective portion of change in fair value of hedging instruments:
Currency contracts	$(8,503)	$15,689
Interest rate contracts	—	765
Deferred income tax on the above	973	(4,219)
	$(7,530)	$12,235

The fair value of forward exchange contracts in fair value hedge relationships used to hedge both interest rate and foreign currency risks are as follows:

	March 31, 2013	December 31, 2012
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$(5,835)	$(975)
Later than one year but not more than five years	$(25,770)	$(21,518)
US$ to Mexican Peso
Not later than one year	$599	$178
Later than one year but not more than five years	$274	$(388)

(b)    CURRENCY RISK

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets and liabilities denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at March 31, 2013:

(Quantities in thousands)

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at March 31, 2013	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at March 31, 2013
2013	334,764	2.0969	2.0225	2013	117,000	13.3200	12.3608
2014	483,360	2.0677	2.0225	2014	156,000	13.3200	12.3608
2015	519,048	2.2828	2.0225	2015	65,000	13.3200	12.3608
	1,337,172	2.1495	2.0225		338,000	13.3200	12.3608

(c)    COMMODITY PRICE RISK

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales.

At March 31, 2013, the Company has $75.4 million (December 31, 2012 - $118.0 million) in receivables relating to provisionally priced concentrate sales. At March 31, 2013 the Company recognized a loss of $10.9 million (March 31, 2012 - gain of $26.1 million) on concentrate receivables.

(d)    INTEREST RATE RISK

As at March 31, 2013, the Company is exposed to interest rate risk on its variable rate debt although the exposure is deemed to be minimal.

(e)    CREDIT RISK

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, deferred consideration receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash, cash equivalents and restricted cash are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

 (f)    LIQUIDITY RISK

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 19. Contractual maturities relating to contractual commitments are included in Note 24 and relating to long-term debt is included in Note 13.

21.    INCOME TAXES

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the consolidated statements of operations:

	March 31, 2013	March 31, 2012
Earnings before income taxes	$155,289	$224,193
Canadian statutory tax rate (%)	26.5%	26.3%

Expected income tax expense	41,152	58,851
Impact of (higher) lower foreign tax rates (i)	(1,288)	4,143
Interest and penalties	(12)	68
Permanent differences	10,631	10,905
Unused tax losses and tax offsets not recognized in deferred tax assets	(289)	5,071
Unrealized foreign exchange on intercompany debt	278	1,723
Unrealized foreign exchange	2,636	(11,942)
True-up of tax provisions in respect of prior years	(1,701)	(11,867)
Other	1,786	(2,784)
Income tax expense	$53,193	$54,168

Income tax expense is represented by:
Current income tax expense	$52,196	$59,771
Deferred income tax expense (recovery)	997	(5,603)
Net income tax expense	$53,193	$54,168

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from Canadian statutory rate.

22.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)    NON-CASH INVESTING AND FINANCING TRANSACTIONS

	March 31, 2013	March 31, 2012
Interest capitalized to assets under construction	$9,766	$7,279
Issue of common shares on vesting of RSU (Note 16)	$2,205	$2,251
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$24	$142

(b)    NET CHANGES IN NON-CASH OPERATING WORKING CAPITAL

	March 31, 2013	March 31, 2012
Net decrease (increase) in:
Trade and other receivables	$83,071	$86,272
Inventories	(10,970)	(19,983)
Other assets	(26,840)	(19,371)
Net (decrease) increase in:
Trade payable and other payables	(86,847)	21,925
Other current liabilities	(3,662)	(132)
Movement in above related to foreign exchange	4,830	(1,226)
	$(40,418)	$67,485

Changes in non-cash working capital items are net of items related to Property, Plant and Equipment.

23.    OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Other segment, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Property, plant and equipment referred to below consist of land, buildings, equipment, depletable producing properties, assets under construction and exploration and evaluation costs.

March 31, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,374,945	$4,810,908	$2,883,133	$277,262	$49,100	$10,395,348
Goodwill and intangibles	$61,390	$14,106	$—	$—	$23,350	$98,846
Investment in associate	$—	$—	$215,253	$—	$—	$215,253
Non-current assets	$2,521,811	$4,874,847	$3,148,277	$277,262	$170,507	$10,992,704
Total assets	$2,857,099	$4,730,468	$3,243,862	$576,523	$398,912	$11,806,864
Total liabilities	$(456,400)	$(1,305,450)	$(938,660)	$(45,222)	$(1,148,236)	$(3,893,968)

December 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,323,658	$4,793,576	$2,849,323	$270,718	$38,796	$10,276,071
Goodwill and intangibles	$60,568	$14,413	$—	$—	$23,533	$98,514
Investment in associate	$—	$—	$219,744	$—	$—	$219,744
Non-current assets	$2,485,746	$4,824,565	$3,131,177	$270,718	$163,804	$10,876,010
Total assets	$2,882,388	$4,711,383	$3,231,213	$581,250	$393,929	$11,800,163
Total liabilities	$(612,628)	$(1,330,384)	$(922,770)	$(36,333)	$(1,036,170)	$(3,938,285)

SEGMENT OPERATING EARNINGS

March 31, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Eliminations	Total
Revenues	$149,931	$—	$—	$—	$384,942	$—	$534,873
Inter-segment revenue	33,054	241,857	42,108	67,923	(384,942)	—	—
Total segment revenue	182,985	241,857	42,108	67,923	—	—	534,873
Cost of sales excluding depletion, depreciation and amortization	(109,450)	(86,576)	(14,853)	(19,862)	—	—	(230,741)
Gross margin	73,535	155,281	27,255	48,061	—	—	304,132
Depletion, depreciation and amortization	(27,316)	(45,114)	(12,860)	(10,147)	(686)	—	(96,123)
Mine operating earnings	$46,219	$110,167	$14,395	$37,914	$(686)	$—	$208,009
Equity earnings	$—	$—	$133	$—	$—	$—	$133
Earnings before taxes	$16,127	$110,695	$6,376	$24,630	$203,453	$(205,992)	$155,289
Income tax expense	(6,676)	(25,916)	(11,031)	(3,937)	(5,633)	$—	(53,193)
Net earnings (loss) attributable to Yamana equity shareholders	$9,451	$84,779	$(4,655)	$20,693	$197,820	$(205,992)	$102,096
Capital expenditures	$103,315	$62,898	$46,571	$13,625	$13,056	$—	$239,465

March 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Eliminations	Total
Revenues	$197,435	$1,229	$—	$404	$360,677	$—	$559,745
Inter-segment revenue	25,142	224,536	61,771	49,228	(360,677)	—	—
Total segment revenue	222,577	225,765	61,771	49,632	—	—	559,745
Cost of sales excluding depletion, depreciation and amortization	(90,641)	(69,551)	(16,730)	(14,920)	—	—	(191,842)
Gross margin	131,936	156,214	45,041	34,712	—	—	367,903
Depletion, depreciation and amortization	(23,325)	(47,963)	(13,502)	(2,979)	—	—	(87,769)
Mine operating earnings	$108,611	$108,251	$31,539	$31,733	$—	$—	$280,134
Equity earnings	$—	$—	$10,943	$—	$—	$—	$10,943
Earnings before taxes	$79,548	$96,704	$28,022	$11,581	$284,071	$(275,733)	$224,193
Income tax (expense) recovery	(27,529)	(22,140)	(8,734)	2,268	1,967	—	(54,168)
Net earnings attributable to Yamana equity shareholders	$52,019	$74,564	$19,288	$13,849	$286,038	$(275,733)	$170,025
Capital expenditures	$138,752	$70,733	$25,078	$17,821	$4,502	$—	$256,886

24.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

	March 31, 2013	December 31, 2012
Within 1 year	$424,629	$370,664
Between 1 to 3 years	516,162	323,468
Between 3 to 5 years	51,753	63,560
After 5 years	6,601	8,823
	$999,145	$766,515

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2013	December 31, 2012
Within 1 year	$7,155	$6,005
Between 1 to 3 years	7,026	7,358
Between 3 to 5 years	3,039	3,603
After 5 years	613	947
	$17,833	$17,913

25.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into by the plaintiff.  The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgement rejecting the claim. The plaintiff appealed this judgement and a decision of the appellate court is pending. While the Company continues to consider that the plaintiff’s allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgement at appellate courts. There have not been any significant developments on this matter during the current year.

In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.